                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                  DEPUY, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  249726 10 0
                                 (CUSIP Number)

                     (NAME)
                      ----                                   Copy to:
                CORANGE LIMITED                          COUDERT BROTHERS
                22 CHURCH STREET                    1114 AVENUE OF THE AMERICAS
                P.O. BOX HM 2026                      NEW YORK, NY 10036-7703
                 HAMILTON HM HX                          ANTHONY WILLIAMS
                    BERMUDA                              (212) 626-4400
                 (809) 295-3812
  (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                                  MAY 24, 1997
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [X].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)


_________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index:  Page 8
                               Page 1 of 8 Pages

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                                      13D

CUSIP No. 249726 10 0
================================================================================
1.                      NAME OF REPORTING PERSONS
                        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS CORANGE LIMITED
--------------------------------------------------------------------------------
2.                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [_]
                                                                       (b) [_]
--------------------------------------------------------------------------------
3.                      SEC USE ONLY

--------------------------------------------------------------------------------
4.                      SOURCE OF FUNDS:*  N/A

--------------------------------------------------------------------------------
5.                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
6.                      CITIZENSHIP OR PLACE OF ORGANIZATION

                        BERMUDA
--------------------------------------------------------------------------------
NUMBER OF                        7.  SOLE VOTING POWER: 83,000,000
SHARES                  --------------------------------------------------------
BENEFICIALLY                     8.  SHARED VOTING POWER: 0
OWNED BY EACH           --------------------------------------------------------
REPORTING                        9.  SOLE DISPOSITIVE POWER: 83,000,000
PERSON WITH             --------------------------------------------------------
                                10.  SHARED DISPOSITIVE POWER: 0
--------------------------------------------------------------------------------
11.                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                        REPORTING PERSON

                        83,000,000
--------------------------------------------------------------------------------
12.                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN  SHARES                                   [_]
--------------------------------------------------------------------------------
13.                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                        84.2%
--------------------------------------------------------------------------------
14.                     TYPE OF REPORTING PERSON: CO
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 8 Pages
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INTRODUCTION

  This Schedule 13D is being filed by Corange Limited, a Bermuda corporation ("Corange"), pursuant to Rule 13d-1(b)(3) and relates to an agreement (the "Agreement") dated May 24, 1997 among the shareholders of Corange and Roche Healthcare Limited, a corporation organized and existing under the laws of Bermuda ("Roche Healthcare") and a wholly-owned subsidiary of Roche Holding Ltd., a Swiss corporation, relating to the sale by such shareholders of 100% of the issued and outstanding shares of Corange to Roche Healthcare. Because Corange owns, directly and through its direct and indirect wholly-owned subsidiaries, 83,000,000 shares of the Common Stock, par value $.01 per share (the "Shares"), of DePuy, Inc. (the "Company"), or approximately 84.2% of the outstanding shares of Common Stock of the Company, the sale, if it is consummated in accordance with the terms and conditions of the Agreement, may be deemed to involve a change in control of the Company.

  Prior to the initial public offering (the "IPO") of shares of Common Stock of the Company in October 1996, the Company was wholly-owned by Corange and its direct and indirect subsidiaries, and the Company's Common Stock was not registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Act"). Subsequent to the IPO, Corange, in accordance with Rule 13d-1(c), filed a Schedule 13G to report its beneficial ownership of the Shares, and this is the first Schedule 13D required to be filed by Corange.


ITEM 1.  SECURITY AND ISSUER

Security:  Common Stock, par value $.01 per share ("Common Stock")

Issuer:    DePuy, Inc.
           700 Orthopaedic Drive
           Warsaw, IN 46581


ITEM 2.  IDENTITY AND BACKGROUND

       This statement on Schedule 13D is filed by Corange. Corange and its subsidiaries are principally engaged in the sale of pharmaceutical, medical diagnostic and orthopaedic products. Corange was organized under the laws of Bermuda and has its principal business and office at 22 Church Street, HM 11, P.O. Box HM 2026, Hamilton, HM HX, Bermuda.

       The name, citizenship, business address, present principal occupation and material positions held during the past five years of each of the officers and directors of Corange are set forth in Schedule A hereto. During the last five years neither Corange nor, to the best knowledge of Corange, any of the persons listed in Schedule A (i) has been convicted in a

                               Page 3 of 8 Pages
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criminal proceeding (excluding traffic violations and similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       The shares of Corange are beneficially owned by four family branches (individually or through trusts and their investment vehicles) who are descended from the founders of the Boehringer Mannheim companies in Germany (the "Shareholders"). The family of Curt Engelhorn beneficially owns approximately 37.3% of the shares, the family of Christof Engelhorn beneficially owns approximately 22.3% of the shares, the family of Peter Engelhorn beneficially owns approximately 22.3% of the shares and Christa Gelpke beneficially owns approximately 18.0% of the shares. Messrs. Curt Engelhorn and Christof Engelhorn and Madame Traudl Engelhorn (the widow of Peter Engelhorn) may be deemed to control the shareholdings of their respective family branches. There is no agreement among such four family branches, other than the Agreement, with respect to Corange and, since none of such family branches owns a majority of shares of Corange, no branch (except insofar as any branch may act in concert with one or more other branches from time to time) has been in a position to control Corange by virtue of its ability to cause the election of particular directors or to cause the shareholders to approve any matter with respect to which shareholder approval may be required or sought.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       Not applicable to the sale herein reported.


ITEM 4.  PURPOSE OF TRANSACTION

       Pending closing of the sale contemplated by the Agreement, Corange has no plans which relate to or would result in any transaction described in Schedule 13D, item 4(a) - (j).

       Following the sale of the shares of Corange as contemplated by the Agreement, all of the Shares would be owned, indirectly, by Roche Healthcare, and none of the Shares would any longer be held by the Shareholders. Accordingly, following such sale, all decisions by Corange with respect to the Company would be made by Roche Healthcare as the controlling person of Corange.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                               Page 4 of 8 Pages
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       (a) The information set forth on the cover page hereof in rows 11 and 13 is incorporated herein by reference. Additionally, to the best knowledge of Corange, James A. Lent, a director of Corange and a director and Chief Executive Officer of the Company, owns 33,751.95 shares of Common Stock (including (i) 33,201.95 phantom stock units which automatically convert in October 1999, without further action on the part of Mr. Lent, into shares of Common Stock of the Company and are entitled to participate in any dividend paid on the Common Stock prior to such conversion, and (ii) 550 shares of Common Stock registered in the name of Mr. Lent's wife, as to which shares Mr. Lent disclaims beneficial ownership) constituting less than .1% of outstanding Common Stock and Anthony Williams, a director of Corange and of the Company, owns 2,829 shares of Common Stock constituting less than .1% of outstanding Common Stock.

       (b) Corange has sole voting and dispositive power with respect to the Common Stock owned by it and does not share voting or dispositive power with respect to any Common Stock.

       (c)  None.

       (d)  None.

       (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       The sale is to take place pursuant to a Stock Purchase Agreement between Roche Healthcare and the Shareholders with respect to the shares of Corange. Closing will take place, subject to applicable regulatory approvals, due diligence investigation and other conditions precedent, on the tenth business day after the last condition precedent is satisfied or waived or on such other date as the parties may agree, but not earlier than June 23, 1997 or later than June 12, 1998. There can be no assurance that all conditions precedent will be satisfied or waived or that closing will occur. There is no agreement specifically relating to securities of the Company.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                               Page 5 of 8 Pages
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                                   SCHEDULE A


       The following table sets forth the name, citizenship, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Corange. Unless otherwise indicated below, each individual has held his or her position for more than the past five years.


Curt Engelhorn    Bermuda           Director and Chairman; address: 22 Church
                                    Street, HM11, P.O. Box HM2026, Hamilton,
                                    Bermuda, HM HX

James A. Lent     United States     Director; Chairman of the Board and Chief
                                    Executive Officer, DePuy, Inc.; address: 700
                                    Orthopaedic Drive, Warsaw, Indiana 46581

Gerald H. Moller  Germany           Director; President and Chief Executive
                                    Officer, Boehringer Mannheim Group; Chairman of the Supervisory Board, Boehringer
                                    Mannheim GmbH; Chairman of the Board,
                                    Boehringer Mannheim Corp.; address: Corange
                                    International Holdings BV, Tripolis Building
                                    100, Burgerweeshuispad 141, NL-1076 EW,
                                    Amsterdam, The Netherlands

Anthony Williams  United States     Director, Vice Chairman and Secretary;
                                    Chairman of the Executive Committee, Coudert
                                    Brothers; address: 1114 Avenue of the
                                    Americas, New York, New York 10036

Michael J. Drew   Bermuda           Secretary; President, Schroders (Bermuda)
                                    Limited (1969-1994); address: 22 Church
                                    Street, HM11, P.O. Box HM2026, Hamilton,
                                    Bermuda, HM HX

                               Page 6 of 8 Pages
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                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 3, 1997
                                      CORANGE LIMITED


                                      By:    /s/ Anthony Williams
                                            ------------------------
                                            Name:  Anthony Williams
                                            Title:  Vice Chairman

                               Page 7 of 8 Pages
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                                 EXHIBIT INDEX

EXHIBIT          DESCRIPTION PAGE
-------          ----------------

None.

                               Page 8 of 8 Pages